FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number: 000-30666

NETEASE.COM, INC.

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing, People’s Republic of China 100086

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-109628) OF NETEASE.COM, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the First Quarter of 2005 dated April 27, 2005	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Ted Sun
Name:	Mr. Ted Sun
Title:	Acting Chief Executive Officer

Date: April 27, 2005

Exhibit 99.1

Press Release

Contact for Media and Investors:

Ms. Olive Wang

NetEase.com, Inc.

IR@service.netease.com

(+8610) 8518 0163 ext. 8243

Ms. Christina Splinder

Ogilvy Public Relations Worldwide

Christina.Splinder@ogilvy.com

(+8610) 8520 6550

NetEase.com Announces 2005 First Quarter Results

Strong Revenue Growth Continues as Fantasy Westward Journey

Becomes One of the Most Popular Online Games in China

•	Total revenues for the quarter increased 17.9% quarter-over-quarter and 57.6% year-over-year to RMB327.7 million (US$39.6 million)

•	Revenue from online game services grew 25.9% over the previous quarter and 135.3% year-over-year on the continued strength of in-house developed games, Fantasy Westward Journey and Westward Journey Online II

•	Fantasy Westward Journey becomes one of the most popular online games in China with peak concurrent user numbers of 588,000 in March 2005

•	Net profit after tax for the quarter increased 18.2% quarter-over-quarter and 48.1% year-over-year to RMB153.9 million (US$18.6 million)

(Beijing – April 27, 2005) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet, online game and wireless value-added services providers, today announced financial results for its first quarter ended March 31, 2005.

Financial Results

The Company reported total revenues of RMB327.7 million (US$39.6 million) for the first quarter, representing a 17.9% increase over RMB277.9 million (US$33.6 million) for the preceding quarter, and a 57.6% increase over RMB207.9 million (US$25.1 million) for the corresponding period a year ago.

Revenues from online game services for the quarter showed continued strong growth, increasing by 25.9% quarter-over-quarter and 135.3% year-over-year to RMB262.1 million (US$31.7 million) driven by the success of Fantasy Westward Journey, which became one of China’s most popular massively multi-player online role-playing games (MMORPG), with peak and average concurrent user numbers reaching 588,000 and 244,000, respectively, for the month of March 2005. Strong demand for the game can be attributed to a number of factors, including content enhancements through expansion packs released during the first quarter, improved stability of the game technology leading to smoother game play through better technical service quality and an increase in the overall number of users during the Chinese New Year holiday, which is traditionally a peak season for online game playing. Westward Journey Online II, another in-house developed game remained one of the top-five MMORPG games in China, and reported solid growth during the quarter, achieving record peak and average concurrent users of 389,000 and 175,000, respectively, for the month of March 2005.

Revenues from advertising services for the first quarter were RMB45.3 million (US$5.5 million), representing a 1.3% increase from the preceding quarter’s RMB44.7 million (US$5.4 million). While the sequential increase in revenue was small due to the traditional first quarter seasonal slowdown, revenues in this area showed a strong year-over-year increase of 31.3%.

Total revenues from wireless value-added and other fee-based premium services for the first quarter fell by 18.7% quarter-over-quarter to RMB20.3 million (US$2.4 million), largely as a result of a decrease in SMS and MMS revenue. SMS and MMS revenues continued to decline as traditional SMS services are becoming less popular in China and competition in this sector remains intense. While the Company did experience strong demand for its WAP services during the quarter, this growth was not sufficient to offset the decrease in SMS and MMS revenues.

The Company reported gross profit in the first quarter of RMB253.2 million (US$30.6 million), representing a 22.1% increase over the previous quarter’s RMB207.4 million (US$25.1 million) and a 59.9% increase over RMB158.4 million (US$19.1 million) for the corresponding period a year ago.

Gross margins for online games further increased from 88.3% to 89.0% in the first quarter due to increasing economies of scale. Gross margins for the Company’s advertising services decreased slightly due to increased bandwidth costs and server custody fees in the first quarter. Also, gross margins for wireless value-added and other fee-based premium services improved slightly mainly due to a one-time expense resulting from prepaid revenue share for SMS services incurred in the fourth quarter of 2004. There was no such one-time expense in the first quarter of 2005.

Total operating expenses for the quarter were RMB90.5 million (US$10.9 million), representing a 17.4% increase from the previous quarter’s RMB77.1 million (US$9.3 million) and a 79.1% increase from RMB50.6 million (US$6.1 million) in the corresponding period a year ago. As discussed in the preceding quarter’s earnings release, in the first quarter the Company incurred a research and development expense of approximately RMB20.7 million (US$2.5 million) resulting from the purchase of a 3D game technology aimed at boosting in-house development capabilities for online games.

The Company also noted that its effective tax rate increased in the first quarter because one of its subsidiaries, which was previously exempted from paying PRC income tax, became subject to a 18% tax rate (15%Enterprise Income Tax plus a local income tax of 3%) during the quarter. The Company is in the process of applying for various preferential tax treatments for its operating subsidiaries in the PRC, as well as conducting certain tax restructuring arrangements with a view to reducing the effective tax rate of the group in China. However, there is no guarantee that such preferential tax treatments can be obtained or that such restructurings will be successful.

The Company reported net profit for the first quarter of RMB153.9 million (US$18.6 million), equivalent to US$0.58 (basic) or US$0.53 (diluted) per American Depositary Share (“ADS”). This represents an 18.2% increase over net profit of RMB130.2 million (US$15.7 million) for the preceding quarter and a 48.1% increase over net profit of RMB103.9 million (US$12.6 million) for the corresponding period in 2004.

As of March 31, 2005, the Company’s total cash and held-to-maturity investments balance was RMB2.5 billion (US$300.3 million), an 8.6% increase from the previous quarter’s RMB2.3 billion (US$276.6 million). The Company generated an operating cash flow of RMB204.2 million (US$24.6 million) for the quarter.

Commenting on the first quarter’s results, acting Chief Executive Officer Ted Sun said, “The overwhelming success of Fantasy Westward Journey and Westward Journey Online II is a testament to the ongoing strength of our in-house development capabilities and extensive network for distributing prepaid point cards with which users can pay for our games. NetEase is now clearly one of the leaders in both online game operation and development in China. We’ve also been focusing on providing stronger channel content on our websites through initiatives such as strategic partnerships with vertical media companies, which are attracting more advertising spending. Additionally, we announced earlier this month that Li Ning, a well known Chinese consumer sports brand, will become the title sponsor of our sports channel. We hope to announce more sponsorship deals such as this in the future.”

Chief Operating Officer Michael Tong added, “We are still witnessing robust growth in China’s 2D MMORPG market as shown in the strong performance of our two in-house developed 2D games. Beta testing for our latest licensed 3D game, Fly for Fun, is ongoing. The first stage of testing was designed to address technical issues and improve server stability and has been largely completed. We expect that Fly for Fun will be ready for the commercial launch in the second half of this year. We are also finalizing development work on our two next generation in-house developed games - a 3D game based on Chinese mythology and a 2.5D game set during the Tang dynasty. We anticipate that both games will be ready for beta testing in the second half of 2005. In addition, we believe that our newly acquired game technology will enable us to launch more sophisticated 3D games in the future. On the casual online games front, we are also looking forward to the beta release of our casual games platform in the second quarter”.

Denny Lee, NetEase’s Chief Financial Officer, added, “Revenue growth remained strong in the first quarter and our high margin online games business enabled us to report another record quarter of net profit. NetEase is one of the few Chinese Internet companies consistently posting revenue and profit growth quarter after quarter, while maintaining a strong balance sheet and healthy margins.”

** Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1 = RMB8.2765. The percentages stated in this press release are calculated based on RMB.**

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of March 2005, the NetEase websites had more than 439 million average daily page views, making us one of the most popular destinations in China and on the World Wide Web. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including “Westward Journey Online II”, “Fantasy Westward Journey” and “Fly for Fun”.

NetEase also offers online advertising on its websites which enables advertisers to reach our substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide more than 20 channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*        *        *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games do not become as popular as management anticipates; the risk that strategic partnerships with third party content providers will not result in increased advertising or other revenue from the NetEase websites or that NetEase will not be successful in entering into and maintaining such partnerships; the risk that NetEase will be unable to compete effectively in the wireless value-added services market in China and that its share of that market will continue to decline despite strategic initiatives designed to stabilize and enhance revenue in this area; the risk of changes in Chinese government regulations and/or the policies of the mobile operators in China that limit future growth of NetEase’s wireless value-added services revenue or causes such revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that the Internet advertising market in China will not continue to grow and will remain subject to intense competition; the risk that NetEase will not be able to control its expenses in future periods; the impact of the outbreak of severe acute respiratory syndrome, or SARS, in China and risks related to any possible recurrence of SARS or another public health problem in China; the risk that the trading price of NetEase’s American Depositary Shares may decrease for a variety of reasons, some of which may be beyond the control of management; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates), general competition and price pressures in the marketplace; uncertainty as to future profitability; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission, including its registration statements on Form F-1 and Form F-3, as amended. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2004	March 31, 2005	March 31, 2005
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	2,123,891,537	2,320,091,838	280,322,822
Held-to-maturity investments	165,532,000	165,532,000	20,000,242
Accounts receivable, net	56,304,762	63,848,905	7,714,481
Prepayments and other current assets	20,722,068	24,473,835	2,957,027
Deferred tax assets	—	21,179,397	2,558,980

Total current assets	2,366,450,367	2,595,125,975	313,553,552

Non-current rental deposit	2,140,394	2,315,008	279,709
Property, equipment and software, net	77,303,013	90,040,487	10,879,054
Deferred assets	4,246,624	2,286,643	276,281

Total assets	2,450,140,398	2,689,768,113	324,988,596

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and other liabilities	19,344,098	41,749,228	5,044,310
Salary and welfare payable	36,283,138	28,709,112	3,468,751
Taxes payable	44,009,342	72,844,374	8,801,350
Deferred revenue	134,896,863	168,090,453	20,309,364
Accrued liabilities	22,961,861	18,721,454	2,262,002

Total current liabilities	257,495,302	330,114,621	39,885,777

Long-term payable:	839,399,578	839,399,579	101,419,631

Total liabilities	1,096,894,880	1,169,514,200	141,305,408

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,184,167,189 shares issued and outstanding as of December 31, 2004, and 3,200,316,189 shares issued and outstanding as of March 31, 2005	2,635,419	2,648,785	320,037
Additional paid-in capital	1,023,954,160	1,037,057,521	125,301,458
Statutory reserve	90,882,108	90,882,108	10,980,742
Deferred compensation	(13,835)	—	—
Translation adjustments	210,838	210,838	25,474
Retained earnings	235,576,828	389,454,661	47,055,477

Total shareholders’ equity	1,353,245,518	1,520,253,913	183,683,188

Total liabilities and shareholders’ equity	2,450,140,398	2,689,768,113	324,988,596

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	March 31, 2004	December 31, 2004	March 31, 2005	March 31, 2005
	RMB	RMB	RMB	USD (Note 1)
Revenues:

Online game services	111,389,272	208,255,497	262,142,134	31,673,066

Advertising services	34,484,069	44,685,971	45,275,474	5,470,365
Wireless value-added and other fee-based premium services	62,004,416	24,939,955	20,269,101	2,448,994

Total revenues	207,877,757	277,881,423	327,686,709	39,592,425

Business taxes	(11,223,255)	(16,163,775)	(19,010,880)	(2,296,971)

Total net revenues	196,654,502	261,717,648	308,675,829	37,295,454

Total cost of revenues	(38,286,121)	(54,340,040)	(55,470,010)	(6,702,109)

Gross profit	158,368,381	207,377,608	253,205,819	30,593,345

Operating expenses:
Selling and marketing expenses	(21,226,018)	(41,587,393)	(33,204,422)	(4,011,892)
General and administrative expenses	(22,128,436)	(25,327,931)	(23,884,696)	(2,885,845)
Research and development expenses	(7,202,306)	(10,163,099)	(33,439,354)	(4,040,277)

Total operating expenses	(50,556,760)	(77,078,423)	(90,528,472)	(10,938,014)

Operating profit	107,811,621	130,299,185	162,677,347	19,655,331

Other income (expenses):
Investment income	1,363,507	698,746	536,324	64,801
Interest income	3,782,606	7,838,669	9,937,045	1,200,634
Interest expense	(931,171)	(1,065,217)	(344,859)	(41,667)
Other, net	1,800	(45,372)	(28,528)	(3,447)

Profit before tax	112,028,363	137,726,011	172,777,329	20,875,652

Income tax	(8,116,327)	(7,570,603)	(18,899,496)	(2,283,513)

Net profit	103,912,036	130,155,408	153,877,833	18,592,139

Earnings per share, basic	0.03	0.04	0.05	0.01

Earnings per ADS, basic	3.32	4.10	4.83	0.58

Earnings per share, diluted (Note 2)	0.03	0.04	0.04	0.01

Earnings per ADS, diluted (Note 2)	3.07	3.76	4.42	0.53

Weighted average number of ordinary shares outstanding, basic	3,132,850,697	3,176,762,632	3,188,169,782	3,188,169,782

Weighted average number of ADS outstanding, basic	31,328,507	31,767,626	31,881,698	31,881,698

Weighted average number of ordinary shares outstanding, diluted (Note 2)	3,473,673,474	3,538,848,713	3,530,419,102	3,530,419,102

Weighted average number of ADS outstanding, diluted (Note 2)	34,736,735	35,388,487	35,304,191	35,304,191

The accompanying notes are an integral part of this press release.

NETEASE.COM INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	March 31, 2004	December 31, 2004	March 31, 2005	March 31, 2005
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net profit	103,912,036	130,155,408	153,877,833	18,592,138
Adjustments for:
Depreciation	5,744,954	6,206,159	8,037,742	971,152
Share compensation cost	13,835	13,835	13,835	1,672
(Reversal of) Provision for doubtful debts	1,594,981	3,997,127	(1,610,102)	(194,539)
Amortization of issuance cost of convertible bonds	1,959,637	1,959,981	1,959,981	236,813
(Increase) Decrease in accounts receivable	(7,136,881)	31,301,560	(5,934,041)	(716,975)
(Increase) Decrease in prepayments and other current assets	(4,109,527)	5,721,790	(3,751,767)	(453,304)
(Increase) Decrease in deferred tax assets	2,398,047	3,205,911	(21,179,397)	(2,558,980)
Increase in accounts payable and other liabilities	21,765,133	1,643,750	22,600,013	2,730,625
Increase in deferred revenue	21,950,272	2,497,165	33,193,590	4,010,583
Increase (Decrease) in salary and welfare payable	(2,296,687)	11,664,996	(7,574,026)	(915,124)
Increase in taxes payable	—	5,365,040	28,835,032	3,483,964
Decrease in accrued liabilities	—	(751,413)	(4,240,407)	(512,343)

Net cash provided by operating activities	145,795,800	202,981,309	204,228,286	24,675,682

Cash flows from investing activities
Decrease in held-to-maturity investments	165,830,133	82,929,919	—	—
Purchase of property, equipment and software	(12,078,529)	(9,464,912)	(20,970,098)	(2,533,691)
Increase in non-current deposit	(541,362)	(271,324)	(174,614)	(21,098)

Net cash (used in) provided by investing activities	153,210,242	73,193,683	(21,144,712)	(2,554,789)

Cash flows from financing activities:
Proceed from employees exercising stock options	9,422,157	7,232,657	13,116,727	1,584,816
Re-purchase of ordinary shares	30,000	—	—	—

Net cash provided by financing activities	9,452,157	7,232,657	13,116,727	1,584,816

Net increase in cash	308,458,198	283,407,649	196,200,301	23,705,709

Cash, beginning of the quarter	1,371,859,983	1,840,483,888	2,123,891,537	256,617,113

Cash, end of the quarter	1,680,318,181	2,123,891,537	2,320,091,838	280,322,822

Supplemental disclosures of cash flow information:
Cash paid during the quarter for income taxes	7,610,124	5,778,940	3,284,692	396,870

Supplemental schedule of non-cash investing and financing activities:
Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to senior management personnel and some non-employees of the Company	13,835	13,835	13,835	1,672

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	March 31, 2004	December 31, 2004	March 31, 2005	March 31, 2005
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	111,389,272	208,255,497	262,142,134	31,673,066
Advertising services	34,484,069	44,685,971	45,275,474	5,470,365
Wireless value-added and other fee-based premium services	62,004,416	24,939,955	20,269,101	2,448,994

Total revenues	207,877,757	277,881,423	327,686,709	39,592,425

Business taxes:
Online game services	(6,126,410)	(11,454,052)	(14,417,817)	(1,742,019)
Advertising services	(2,931,146)	(3,798,308)	(3,848,415)	(464,981)
Wireless value-added and other fee-based premium services	(2,165,699)	(911,415)	(744,648)	(89,971)

Total business taxes	(11,223,255)	(16,163,775)	(19,010,880)	(2,296,971)

Net revenues:
Online game services	105,262,862	196,801,445	247,724,317	29,931,047
Advertising services	31,552,923	40,887,663	41,427,059	5,005,384
Wireless value-added and other fee-based premium services	59,838,717	24,028,540	19,524,453	2,359,023

Total net revenues	196,654,502	261,717,648	308,675,829	37,295,454

Cost of revenues:
Online game services	(15,100,851)	(23,010,912)	(27,344,458)	(3,303,867)
Advertising services	(11,510,839)	(14,118,654)	(15,204,645)	(1,837,086)
Wireless value-added and other fee-based premium services	(11,674,431)	(17,210,474)	(12,920,907)	(1,561,156)

Total cost of revenues	(38,286,121)	(54,340,040)	(55,470,010)	(6,702,109)

Gross profit:
Online game services	90,162,011	173,790,533	220,379,859	26,627,180
Advertising services	20,042,084	26,769,009	26,222,414	3,168,298
Wireless value-added and other fee-based premium services	48,164,286	6,818,066	6,603,546	797,867

Total gross profit	158,368,381	207,377,608	253,205,819	30,593,345

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED NOTES TO FINANCIAL INFORMATION

Note 1:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB8.2765 on March 31, 2005 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2:	When calculating the fully diluted earnings per American Depositary Share (ADS) for the first quarter in 2005, the Company adopted the consensus reached on EITF 04-08, which is effective for periods ended after December 15, 2004. EITF 04-08 is applicable to the Company because the conversion of its zero coupon convertible subordinated notes (the “Convertible Notes”) depends on, among other things, whether the market price of the Company’s American Depositary Shares exceeds a pre-scripted conversion price. Application of the consensus requires the dilutive impact of the Convertible Notes to be included in the calculation of diluted earnings per share, notwithstanding the fact that the market prices of the Company’s American Depositary Shares in March 2004, December 2004 and March 2005 did not exceed the pre-scripted conversion price of the Convertible Notes. The EITF 04-08 has been retroactively applied such that the diluted earnings per American Depositary Share for all prior periods were restated.

In accordance with the adoption of EITF 04-08, the weighted average number of diluted ordinary shares and American Depositary Shares outstanding for the purpose of calculating diluted earnings per share and diluted earnings per American Depositary Share for the three months ended March 31, 2004, have been revised to include the contingently issuable shares in relation to the Company’s Convertible Notes outstanding as of March 31, 2004. The inclusion of these contingently issuable shares results in a decrease of US$0.11 to the previously reported diluted earnings per American Depositary Share for the quarter ended March 31, 2004.